Exhibit 99.1

NexGen Announces the Commencement of an Environmental Assessment for the Rook I Project

VANCOUVER, April 29, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to announce the acceptance of a Project Description (Technical Proposal) by the Canadian Nuclear Safety Commission ("CNSC") and the Saskatchewan Ministry of Environment ("MOE"). The acceptance marks the commencement of an Environmental Assessment ("EA") on the Rook I Project (the "Project") in accordance with the requirements of both The Environmental Assessment Act (Province of Saskatchewan) and the Canadian Environmental Assessment Act, 2012 "CEAA 2012" (Government of Canada). The EA will be conducted through a coordinated process between the MOE and the CNSC, which is the Federal life-cycle regulator for all uranium mine and mill projects in Canada.

NexGen has also filed an Initial Licence Application with the CNSC under the Nuclear Safety and Control Act in order to obtain a Licence to Prepare Site and Construct for the Project.

Project Summary

The Project is a proposed uranium mining and milling operation that will be 100% owned and operated by NexGen. It is in the southwestern Athabasca Uranium Basin region in northern Saskatchewan, Canada approximately 155 km north of the town of La Loche, 80 km south of the former Cluff Lake uranium mine (currently in decommissioning) and 640 km by air north west of Saskatoon. The mineral resource base for the Project is the Arrow Deposit, a land-based, basement-hosted uranium Deposit.

Exploration at Rook I began in 2013 yet prior to this initial exploration NexGen engaged regularly with and established relationships with local Indigenous communities and has helped to facilitate a number of community advancement initiatives around three pillars: education, economic capacity building and health/wellness. The Company was recently recognized for their involvement in community outreach and environmental stewardship by the Prospectors and Developers Association of Canada (PDAC) with the 2019 Environment and Social Responsibility Award. NexGen respects the unique relationship Indigenous peoples have with the environment, the rights of Indigenous peoples with respect to the land and recognizes the importance of full, open and transparent discussion with interested and/or affected communities throughout the EA and all phases of the Project.

The Project as proposed will include underground and surface facilities to support the mining and processing of uranium ore from the Arrow Deposit. The main components included in the scope of the Project for the EA, include:

  Underground mine development;
  On-site mill to process uranium ore;
  Surface facilities to support the short and long-term storage of waste rock and ore;
  An underground tailings management facility to store all mining tailings underground (UGTMF);
  Water handling infrastructure and an effluent treatment circuit;
  Additional infrastructure that will include a camp for personnel, an airstrip for transporting personnel, supporting waste and water management facilities, maintenance shop, warehouse, and offices;

Leigh Curyer, Chief Executive Officer, commented, "The Company is excited to work with all stakeholders during the EA process to meet the Company's objectives of setting a new elite standard in global environmental mine management and community advancement.  With over 5 years of detailed data on the project being collected, analysed, verified independently and working alongside local communities, the Company is in a unique position to advance the next stage of this exciting project development optimally."

With the commencement of the EA, NexGen is conducting required studies and building on comprehensive environmental baseline monitoring which is already well advanced. In addition to NexGen's team of experienced professionals, NexGen has engaged leading experts to conduct and support these studies and to support the development and submission of the Environmental Impact Statement required by the Province of Saskatchewan and the CNSC. Throughout the various stages of project development, NexGen is committed to the incorporation of innovative environmental designs and is committed to setting elite standards for environmental mine performance globally.

New Website:

Please visit our Rook I project website at www.saskatchewanuranium.ca for much more detail on the project and initiatives underway.

For any inquiries regarding the EA process, please contact NexGen at: 1-833-333-8895 or by emailing the Company at: info@saskatchewanuranium.ca.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.  All other technical information in this news release has been approved by Mr. James Hatley, a Professional Engineer, Senior Vice-President – Project Development for NexGen.  Mr. Hatley is a qualified person for the purposes of NI 43-101 and has reviewed the underlying the information or opinions contained herein on mine design.

A technical report in respect to the PFS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Arrow Deposit, Rook I Project Saskatchewan NI 43-101 Technical Report on Pre-feasibility Study" dated effective 5 November, 2018 (the "Rook 1 Technical Report") prepared by Paul O'Hara, P.Eng., Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR (www.sec.gov/edgar.shtml) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource and is available on NexGen Energy's website (www.nexgenenergy.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 4, 2019 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 29-APR-19